Filed by Dell Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Dell Technologies Inc.

(Commission File No. 001-37867)

2Q FY’19 PERFORMANCE REVIEW September 6, 2018

DISCLAIMER Non-GAAP Financial Measures This presentation includes information about non-GAAP revenue, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, EBITDA, and Adjusted EBITDA (collectively the “non-GAAP financial measures”), which are not measurements of financial performance prepared in accordance with U.S. generally accepted accounting principles. We have provided a reconciliation of the historical non-GAAP financial measures to the most directly comparable GAAP measures in the slides captioned “Supplemental Non-GAAP Measures.” Special Note on Forward Looking Statements Statements in this material that relate to future results and events are forward-looking statements and are based on Dell Technologies’ current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors, including those discussed in Dell Technologies’ periodic reports filed with the Securities and Exchange Commission. Dell Technologies assumes no obligation to update its forward-looking statements.

HIGHLIGHTS

2Q FY'19

1. **TOP LINE VELOCITY**
   Double-digit revenue growth for all three of our reportable business segments – ISG, CSG and VMware

2. **CASH FLOW**
   Strong cash flow from operations of $2.6B driven by business momentum and working capital discipline

3. **DEBT PAYDOWN**
   To date, we have reduced gross debt, excluding DFS related and subsidiary debt, by ~$13.7B since closing the EMC transaction

4. **STORAGE PROGRESS**
   Pleased with the progress we have seen in the storage business, including our second quarter of double-digit revenue growth

5. **DELL FINANCIAL SERVICES GROWTH**
   DFS momentum continued with a record $1.9B of originations during the quarter

3
DELL Technologies

CONSOLIDATED GAAP RESULTS[1]

2Q FY'19

$ in millions	2Q'18	3Q'18	4Q'18	1Q'19	2Q'19	Y/Y	Q/Q
Revenue	**19,521**	**19,556**	**21,963**	**21,356**	**22,942**	**18%**	**7%**
Gross Margin	**4,968**	**5,220**	**5,892**	**5,878**	**6,123**	**23%**	**4%**
GM % of revenue	*25.4%*	*26.7%*	*26.8%*	*27.5%*	*26.7%*	*130 bps*	*-80 bps*
SG&A	4,540	4,559	4,874	4,944	4,961	9%	0%
R&D	1,093	1,071	1,087	1,087	1,175	8%	8%
Operating Expense	**5,633**	**5,630**	**5,961**	**6,031**	**6,136**	**9%**	**2%**
OpEx % of revenue	*28.8%*	*28.8%*	*27.1%*	*28.2%*	*26.8%*	*-200 bps*	*-140 bps*
Operating Income (Loss)	**(665)**	**(410)**	**(69)**	**(153)**	**(13)**	**98%**	**92%**
OpInc % of revenue	*-3.4%*	*-2.1%*	*-0.3%*	*-0.7%*	*-0.1%*	*330 bps*	*60 bps*
Income Tax	**(471)**	**(241)**	**(490)**	**(85)**	**(7)**	**99%**	**92%**
Effective tax rate %	*38.9%*	*22.1%*	*78.7%*	*13.6%*	*1.5%*		
Net Income (Loss)	**(739)**	**(851)**	**(133)**	**(538)**	**(461)**	**38%**	**14%**
NI % of revenue	*-3.8%*	*-4.4%*	*-0.6%*	*-2.5%*	*-2.0%*	*180 bps*	*50 bps*

- Strong quarter of top-line velocity with momentum in server, client and VMware as well as positive progress in storage
- We are at the beginning of a technology-led investment cycle driven by our customer's digital transformation, and we have created Dell Technologies to meet this opportunity head on
- We operate our complementary family of businesses in close coordination to enable our platform to seamlessly deliver differentiated IT solutions, which is driving revenue synergies and growth
- Continue to invest in the business, and we are doing so with a disciplined approach and for the long-term growth of the company

[1] Results include material adjustments related to purchase accounting and other items. For additional detail on these adjustments, please refer to supplemental slides in the appendix.

DELL Technologies

4

CONSOLIDATED NON-GAAP RESULTS[1]

2Q FY'19

$ in millions	2Q'18	3Q'18	4Q'18	1Q'19	2Q'19	Y/Y	Q/Q
Revenue	19,856	19,851	22,247	21,543	23,122	16%	7%
Gross Margin	6,259	6,474	7,134	6,919	7,066	13%	2%
GM % of revenue	31.5%	32.6%	32.1%	32.1%	30.6%	-90 bps	-150 bps
SG&A	3,451	3,457	3,798	3,915	3,938	14%	1%
R&D	942	908	964	978	1,020	8%	4%
Operating Expense	4,393	4,365	4,762	4,893	4,958	13%	1%
OpEx % of revenue	22.1%	22.0%	21.4%	22.7%	21.4%	-70 bps	-130 bps
Operating Income (Loss)	1,866	2,109	2,372	2,026	2,108	13%	4%
OpInc % of revenue	9.4%	10.6%	10.7%	9.4%	9.1%	-30 bps	-30 bps
Net Income (Loss)	1,112	1,199	1,298	1,174	1,349	21%	15%
NI % of revenue	5.6%	6.0%	5.8%	5.4%	5.8%	20 bps	40 bps
Adjusted EBITDA	2,180	2,441	2,718	2,383	2,459	13%	3%
Adj EBITDA % of revenue	11.0%	12.3%	12.2%	11.1%	10.6%	-40 bps	-50 bps

- Non-GAAP revenue growth of 16% Y/Y was driven primarily by double-digit growth in servers, storage, commercial and consumer client, and VMware
- Gross margin was up 13% Y/Y and 30.6% of revenue, which was down 90 bps; this was due to FX impact in emerging markets and mix dynamics within ISG
- Operating expense percentage of revenue was down 70 bps Y/Y as opex grew at a slower rate than revenue
- Operating income was up 13% Y/Y to $2.1B, or 9.1% of revenue
- Looking to the second half of FY'19, we want to continue the growth trajectory while fine tuning our business model

[1] See supplemental slides in the appendix for reconciliation of GAAP to Non-GAAP measures.

DELL Technologies

5

CASH FLOW AND ADJUSTED EBITDA 2Q FY’19 $ in billions 8.5 Fiscal quarter 7.7 TTM 6.8 • Strong cash flow from operations of CASH FLOW FROM $2.6B, driven primarily by business momentum and working capital OPERATIONS 3.1 discipline 2.6 $2.6B 1.8 1.6 1.2 • Trailing twelve months of cash flow from + 45% Y/Y operations was $8.5B 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 • Excluding the impact of financing receivables, our cash flow from operations would have been $3.1B and $ in billions $10.3B for Q2 and trailing twelve 9.7 10.0 Fiscal quarter 9.1 months, respectively TTM ADJUSTED EBITDA • Adjusted EBITDA was up 13% Y/Y to 2.4 2.7 2.4 2.5 $2.5B, or 10.6% as a percentage of non-2.2 GAAP revenue $2.5B + 13% Y/Y 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 • Trailing twelve months of Adjusted EBITDA was $10.0B Adjusted EBITDA as a % non-GAAP of revenue 11.0% 12.3% 12.2% 11.1% 10.6%

CAPITAL STRUCTURE[1]

2Q FY'19

$ in billions	EMC Close	2Q'18	3Q'18	4Q'18	1Q'19	2Q'19
Cash & Investments	**15.5**	**15.2**	**18.0**	**20.3**	**21.7**	**21.5**
Cash & Investments (Excluding Unrestricted Subsidiaries)	6.8	6.0	6.1	8.3	8.1	7.2
Core Secured Debt[2]	35.4	29.3	29.1	28.7	29.1	28.9
Core Unsecured Debt	13.4	11.2	11.2	11.2	10.7	8.2
Total Core Debt[3]	**48.8**	**40.5**	**40.3**	**39.9**	**39.8**	**37.1**
Other Debt	4.0	3.6	2.1	2.1	2.1	2.1
DFS Related Debt	4.5	5.8	6.1	6.7	6.8	7.1
Total Debt, Excluding Unrestricted Subsidiaries[4,5]	**57.3**	**49.9**	**48.5**	**48.7**	**48.7**	**46.3**
Unrestricted Subsidiary Debt	-	-	4.0	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries[5]	**57.3**	**49.9**	**52.5**	**52.7**	**52.7**	**50.3**
Net Core Debt, Excluding Unrestricted Subsidiaries[6]	**42.0**	**34.5**	**34.3**	**31.6**	**31.7**	**29.9**

[1] Amounts are based on underlying data and may not visually foot due to rounding – see supplemental slides in the appendix for additional detail.
[2] Core Secured Debt represents secured term loans, investment grade notes, and revolver. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.
[3] Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.
[4] Principal Face Value.
[5] VMware, Pivotal and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.
[6] Net Core Debt represents Core Debt less Cash and Investments, excluding Unrestricted Subsidiaries.

- Cash and investments balance was $21.5B
- During Q2, we re-paid $2.5B of a legacy EMC investment grade note, plus another $100M in amortization, bringing our core debt balance to $37.1B[3]
- Net core debt ended the quarter at $29.9B[6]
- Total debt of $50.3B, down ~$2.4B from the prior quarter due to our repayment of the EMC note, partially offset by an increase of ~$200M in DFS debt
- Earlier this week, we repaid $600M of our Term Loan A-3; since closing the EMC transaction, we have paid down ~$13.7B of gross debt, excluding DFS related and unrestricted subsidiary debt
- We are confident in our ability to service our debt commitments while continuing to make the right business investments

DELL Technologies

7

DELL FINANCIAL SERVICES

2Q FY'19

$ in billions

ORIGINATIONS[1]

$1.9B
+ 18% Y/Y



Fiscal quarter
TTM
5.4
5.9
6.3
6.8
7.1
1.6
1.6
1.9
1.7
1.9
2Q'18
3Q'18
4Q'18
1Q'19
2Q'19

FINANCING RECEIVABLES[2]

$8.2B
+ 22% Y/Y



6.7
7.0
7.6
7.8
8.2
2Q'18
3Q'18
4Q'18
1Q'19
2Q'19

TOTAL MANAGED ASSETS[3]

$8.7B
+ 25% Y/Y



7.0
7.5
8.2
8.3
8.7
2Q'18
3Q'18
4Q'18
1Q'19
2Q'19

- DFS had another strong quarter as customers continue to benefit from the flexibility it provides through a variety of financing solutions, including flexible consumption models
- Strong demand for financial services across the Dell Technologies family with record originations of $1.9B, up 18% Y/Y
- During Q2, growth in financing receivables drove an increase of ~$200M in DFS debt as we continue to fund the business
- DFS is funded predominately through a combination of securitization, syndication, and loans, all collateralized by high-quality financing receivables

[1] Originations represent the amounts of financing provided by DFS to customers for equipment and related software and services, including third-party originations.
[2] Amounts represent financing receivables included on the Dell Technologies Statements of Financial Position.
[3] Total managed assets consists of financing receivables, syndicated receivables we still service, and operating leases.

8

DELL Technologies

RESULTS BY BUSINESS 2Q FY’19 Business Segment1 Revenue Mix Operating Income Mix Revenue by Quarter $ in millions 8,954 8,667 9,227 7,467 7,535 $9.2B $1.0B ISG + 24% Y/Y 41% 46% 11.0% of revenue 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 + 6% Q/Q Y/Y Growth2 +25% +24% 9,866 9,829 10,475 10,271 11,128 $11.1B $425M CSG + 13% Y/Y 49% 20% 3.8% of revenue 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 + 8% Q/Q Y/Y Growth2 +14% +13% 1,984 1,933 2,259 2,028 2,194 $2.2B $736M VMWARE + 11% Y/Y 10% 34% 33.5% of revenue 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 + 8% Q/Q Y/Y Growth2 +12% +11% 1 Other businesses, which includes consolidated results from Pivotal, Secureworks, RSA Security, Virtustream and Boomi, do not constitute a reportable segment. 2 Y/Y growth by business segment unavailable prior to Q1 FY’19 due to ASC 606 recast. For additional detail, please refer to the supplemental slides in the appendix.

INFRASTRUCTURE SOLUTIONS GROUP 2Q FY’19 FINANCIAL RESULTS $ in millions 9,227 8,954 8,667 7,467 7,535 • ISG revenue was a record $9.2B, up 24% Y/Y, driven by double-digit growth REVENUE in both Storage and Servers and Networking $9.2B + 24% Y/Y • Storage revenue of $4.2B was up 13% + 6% Q/Q 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Y/Y, our second quarter of double-digit revenue growth 55% Servers and Networking 51% / 49% 51% / 49% 52% / 48% 53% / 47% 55% / 45% 45% Storage • Servers and Networking revenue was up 34% Y/Y to $5.1B on continued strong demand for PowerEdge servers coupled $ in millions with ongoing expansion of our server 1,045 1,012 ASPs as customers look for higher 939 870 OPERATING INCOME compute requirements and more richly 647 configured servers $1.0B • Operating income was $1.0B or 11.0% + 56% Y/Y of revenue, up 230 bps Y/Y, primarily + 8% Q/Q 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 due to improved storage performance and operating expense leverage 11.0% of ISG revenue 8.7% 11.5% 11.7% 10.8% 11.0%

INFRASTRUCTURE SOLUTIONS GROUP

2Q FY'19 PERFORMANCE & PRODUCT HIGHLIGHTS

- In storage, we expect we will again outperform the industry and gain share when the Q2 market share numbers are released[1]
- Demand was up in both our high-end storage and data protection offerings
- Strong demand for our market-leading hyperconverged portfolio[3] and other software-defined solutions; our VxRail and VxRack offerings both saw triple-digit growth again this quarter
- VxRail is now above a $1B annualized run rate
- Momentum for servers revenue and units continued, extending our lead as the undisputed worldwide leader for x86 servers for both units and revenue[2]
- Given our continued strong server performance, Q2 marked our seventh consecutive quarter of server revenue growth


UNITY

#1 STORAGE SHARE[1] – Dell EMC continued its commitment to investment and innovation in its midrange storage solutions, announcing major software operating system updates to Dell EMC Unity and SC Series storage arrays



#1 HCI SHARE[3] – At VMworld, announced several enhancements to our cloud-enabled infrastructure solutions portfolio, including the VxRack SDDC, pre-integrated and constructed to deliver the latest technology from VMware Cloud Foundation


DELL EMC

CLOUD MARKETPLACE – At VMworld, launched the new Dell EMC Cloud Marketplace bringing the power of the Dell Technologies family together in one place, offering customers a choice of cloud platforms, enhanced cloud-enabled infrastructure capabilities, as well as consulting and technology services and consumption models



#1 HCI SHARE[3] – At VMworld, extended vSAN Ready Nodes support on the new Dell EMC PowerEdge MX, which provides a highly flexible platform for vSAN Ready Nodes as HCI building blocks



DATA PROTECTION – Dell EMC's newest Integrated Data Protection Appliance (IDPA) is a simple, yet powerful, solution featuring enterprise-class capabilities for backup, deduplication, replication and recovery

[1] Per IDC WW Quarterly Enterprise Storage Systems Tracker CY18Q1. IDC WW Quarterly Enterprise Storage Systems Tracker CY18Q2 to be released on September 6, 2018.
[2] Per IDC WW Quarterly Server Tracker CY18Q2.
[3] Per IDC WW Quarterly Converged Systems Tracker CY18Q1.

11

DELL Technologies

CLIENT SOLUTIONS GROUP 2Q FY’19 FINANCIAL RESULTS $ in millions 10,475 11,128 9,866 9,829 10,271 • CSG revenue grew on double-digit REVENUE growth across both Commercial and Consumer $11.1B + 13% Y/Y • Record Commercial revenue of $8.1B, up 13% Y/Y due to strong growth in + 8% Q/Q 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 commercial notebooks and workstations 73% Commercial 73% / 27% 69% / 31% 69% / 31% 72% / 28% 73% / 27% • Consumer revenue of $3.0B was up 27% Consumer 14% Y/Y, as we saw double-digit revenue growth across all of our $ in millions consumer notebooks and desktops 630 561 528 533 • Operating income of $425M, down 20% OPERATING INCOME 425 Y/Y, was lower than our expectation; the team worked through some near-term $425M FX impacts during the quarter and Q2 of—20% Y/Y last year benefitted from a vendor settlement of ~$70M—20% Q/Q 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 3.8% of CSG revenue 5.4% 6.4% 5.4% 5.2% 3.8% 12

CLIENT SOLUTIONS GROUP

2Q FY'19 PERFORMANCE & PRODUCT HIGHLIGHTS

- In calendar Q2, we gained 110 bps of worldwide PC unit share to reach 18.2% market share, our highest share percentage to date[1]
- Q2 marked our 22nd straight quarter of share gains as we gained shared in notebooks and desktops worldwide, as well as in commercial and consumer[1]
- Workstation units grew in all regions and form factors; we continue to be the industry-leading provider worldwide with 41% market share[2]
- Continued to see strength in client S&P with Q2 marking another quarter of double-digit revenue growth in client displays and peripherals
- 20th consecutive quarter of being the #1 display provider worldwide, gaining 150 bps of unit share Y/Y[3]



#1 WORKSTATION SHARE[2] – Dell announced the world's most powerful 1U rack workstation and new tower workstations designed for companies of all sizes and budgets to access powerful, affordable, compact industry-leading workstations



GAMING PC – Dell announced the first desktop in their new Inspiron Gaming product line, which is VR-ready and designed for high-performance gaming with LED lighting, advanced cooling, and increased ventilation all at an affordable price



PC-AS-A-SERVICE – At VMworld, Dell announced expanded PC-as-a-Service offerings, including PCaaS for Business and PCaaS for Enterprise; Dell offers the latest PCs and deployment options at a single, predictive price per seat per month



MODERN MANAGEMENT – In collaboration with VMware, Dell announced the Dell provisioning for VMware Workspace ONE; the service enables automatic device setup and extends the efficiencies of cloud management to configuration and deployment



CONSUMER PC – Dell took its industry-leading innovation mainstream with two new all-in-ones, which are the first Inspiron AIO systems that boast Dell's immersive, virtually borderless, InfinityEdge display technology

[1] Per IDC WW Quarterly Personal Computing Device (PCD) Tracker CY18Q2.
[2] Per IDC WW Quarterly Workstation Tracker CY18Q2.
[3] Per DisplaySearch CY18Q1 WW Tracker.

13

VMWARE 2Q FY’19 FINANCIAL RESULTS $ in millions • VMware segment had another strong REVENUE 2,259 2,194 quarter, delivering $2.2B of revenue, which was up 11% Y/Y 2,028 1,984 $2.2B 1,933 • VMware segment operating income was + 11% Y/Y $736M, or 33.5% of revenue + 8% Q/Q • Based on VMware’s standalone results1, reported August 23rd, the company saw 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 broad-based strength across its product portfolio with double-digit license $ in millions bookings growth Y/Y in compute, 836 management, EUC, NSX, and vSAN / 728 736 634 613 vXRail OPERATING INCOME • Based on standalone results1, VMware $736M continues to expect ~$700M in Dell + 1% Y/Y Technologies synergies in FY’19, up from the $400M achieved last year + 20% Q/Q 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 33.5% of VMware revenue 36.7% 32.8% 37.0% 30.2% 33.5% 1 VMware reported standalone Q2 FY’19 results on August 23, 2018. 14

VMWARE

2Q FY'19 PERFORMANCE & PRODUCT HIGHLIGHTS

Based on VMware's standalone results[1]:

- Total revenue, plus the sequential change in total unearned revenue grew 13% Y/Y
- License revenue, plus the sequential change in unearned license revenue grew 19% Y/Y
- License bookings for the NSX Portfolio, including VeloCloud, grew 40% Y/Y; 9 of the top 10 deals in Q2 included NSX
- vSAN license bookings grew 70% Y/Y; 60%+ of vSAN customers use vSAN to run business critical applications
- EUC license bookings were up in the mid-teens Y/Y; Workspace ONE was once again the strongest driver of growth
- Core SDDC license bookings grew in the low-teens Y/Y, with compute growing over 10% Y/Y and management up in the high-teens Y/Y

VMWARE CLOUD – At VMworld, Amazon Web Services and VMware announced Amazon Relational Database Service on VMware; the service will make it easy for customers to set up, operate, and scale databases in VMware-based SDDC and hybrid environments and to migrate them to AWS or VMware Cloud on AWS

CLOUDHEALTH TECHNOLOGIES – At VMworld, VMware announced its intent to acquire CloudHealth Technologies, a cloud operations platform across AWS, Microsoft Azure and Google Cloud that enables customers to help analyze and manage cloud cost, usage, security, and performance centrally for native public clouds

NETWORKING & SECURITY – Eighty-two companies of the Fortune 100 have adopted NSX, and VMware announced that T-Systems will leverage a Virtual Cloud Network architecture, enabled by VMware NSX Data Center

DIGITAL WORKSPACE – In May, VMware and Okta highlighted a partnership and integration between VMware Workspace ONE and the Okta Identity Cloud, enabling customers to easily and more securely move to the cloud

VMWARE VSPHERE PLATINUM – At VMworld, VMware introduced a new edition of vSphere that delivers advanced security capabilities (VMware AppDefense) fully integrated into the hypervisor

[1] VMware reported standalone Q2 FY'19 results on August 23, 2018.

15

DELL Technologies

OTHER BUSINESSES[1]

2Q FY'19 FINANCIAL RESULTS

REVENUE

$574M

+ 6% Y/Y
- 1% Q/Q



$ in millions
543
557
566
579
574
2Q'18
3Q'18
4Q'18
1Q'19
2Q'19

PIVOTAL[2] – Provides a leading cloud-native platform that makes software development and IT operations a strategic advantage for customers; the company reports standalone Q2 FY'19 results on September 12, 2018

SECUREWORKS[3] – Reported standalone Q2 FY'19 results on September 5, 2018 with revenue up 11% Y/Y; monthly recurring revenue (MRR) increased 12% Y/Y as the company continues to gain sales momentum

RSA SECURITY – Held the RSA Archer Summit, bringing together experts, executives and industry partners to discover and discuss the future of integrated risk management and the evolution of governance and compliance

VIRTUSTREAM – Announced an expanded partnership with SAP, becoming one of the first global cloud providers to offer the SAP Data Hub solution on the cloud via Virtustream Enterprise Cloud

BOOMI – Announced the Onboarding Solution Accelerator, designed to help companies drive rapid employee onboarding resulting in better experiences and faster time to employee-effective-productivity

[1] Other businesses, which includes consolidated results from Pivotal, Secureworks, RSA Security, Virtustream and Boomi, do not constitute a reportable segment.
[2] Pivotal reports standalone Q2 FY'19 results on September 12, 2018.
[3] Secureworks reported standalone Q2 FY'19 results on September 5, 2018.

16
DELL Technologies

DELL Technologies

OUR VISION

To become the essential infrastructure company – from the edge to the core to the cloud – not only for today's applications, but for the cloud-native world we're entering.

OUR STRATEGY

Lead the transformation of business through Digital, IT, Workforce and Security transformation, and lead the consolidation of the core infrastructure markets in which we compete.

DIGITAL

Business models that improve continuously, are fueled by data, and enable the delivery of better, more innovative products to customers

IT

Modernizing infrastructure and platforms to increase efficiency, simplify management and harness the immense value of IT resources

WORKFORCE

People today use the most advanced technology to get things done and stay connected, and they expect work tools to be just as good

SECURITY

Data is changing industries, creating opportunities and attracting a whole, new class of malicious adversaries – traditional security falls short

DELL Technologies
17

APPENDIX A DEBT SUMMARY 19

DEBT SUMMARY[1]

$ in billions	As of EMC Close	2Q'18	3Q'18	4Q'18	1Q'19	2Q'19	As of Today[6]
Revolver	2.0	-	-	-	-	-	-
Term Loan A	9.4	5.7	5.9	5.6	5.5	5.5	4.9
Term Loan B	5.0	5.5	5.0	5.0	5.0	5.0	5.0
Investment Grade Notes	20.0	20.0	20.0	20.0	20.0	20.0	20.0
DFS Allocated Debt	(1.0)	(1.8)	(1.7)	(1.9)	(1.4)	(1.6)	(1.6)
Total Core Secured Debt[2]	**35.4**	**29.3**	**29.1**	**28.7**	**29.1**	**28.9**	**28.3**
High Yield Notes	3.3	3.3	3.3	3.3	3.3	3.3	3.3
Asset Sale Bridge	2.2	-	-	-	-	-	-
Legacy Dell Unsecured Notes	2.5	2.5	2.5	2.5	2.0	2.0	2.0
Legacy EMC Unsecured Notes	5.5	5.5	5.5	5.5	5.5	3.0	3.0
Total Unsecured Core Debt	**13.4**	**11.2**	**11.2**	**11.2**	**10.7**	**8.2**	**8.2**
Total Core Debt[3]	**48.8**	**40.5**	**40.3**	**39.9**	**39.8**	**37.1**	**36.5**
Margin Loan	2.5	2.0	2.0	2.0	2.0	2.0	2.0
Mirror Loan	1.5	1.5	-	-	-	-	-
Other	-	0.1	0.1	0.1	0.1	0.1	0.1
Total Other Debt	**4.0**	**3.6**	**2.1**	**2.1**	**2.1**	**2.1**	**2.1**
DFS Debt	3.5	4.1	4.4	4.8	5.4	5.6	5.6
DFS Allocated Debt	1.0	1.8	1.7	1.9	1.4	1.6	1.6
Total DFS Related Debt	**4.5**	**5.8**	**6.1**	**6.7**	**6.8**	**7.1**	**7.1**
Total Debt, Excluding Unrestricted Subsidiaries[4,5]	**57.3**	**49.9**	**48.5**	**48.7**	**48.7**	**46.3**	**45.7**
Total Unrestricted Subsidiary Debt	-	-	4.0	4.0	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries[5]	**57.3**	**49.9**	**52.5**	**52.7**	**52.7**	**50.3**	**49.7**

[1] Amounts are based on underlying data and may not visually foot due to rounding.
[2] Core Secured Debt represents secured term loans, investment grade notes, and revolver. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.
[3] Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.
[4] Principal Face Value.
[5] VMware, Pivotal and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.
[6] As of Today column represents expected debt balances as of September 6, 2018, after $600M Term Loan A-3 payment on September 4, 2018.

DELLTechnologies

20

APPENDIX B SUPPLEMENTAL NON-GAAP MEASURES 21

SUPPLEMENTAL NON-GAAP MEASURES[1]

$ in millions	2Q'18	3Q'18	4Q'18	1Q'19	2Q'19
Consolidated GAAP net loss	**(739)**	**(851)**	**(133)**	**(538)**	**(461)**
Adjustments:					
Interest and other, net	545	682	554	470	455
Income tax provision (benefit)	(471)	(241)	(490)	(85)	(7)
Depreciation and amortization	2,142	2,137	2,143	1,914	1,931
EBITDA	**1,477**	**1,727**	**2,074**	**1,761**	**1,918**
Adjustments:					
Stock based compensation expense	208	221	205	199	216
Impact of purchase accounting[2]	335	298	284	222	145
Transaction costs[3]	138	86	87	166	85
Other corporate expenses[4]	22	109	68	35	95
Adjusted EBITDA	**2,180**	**2,441**	**2,718**	**2,383**	**2,459**

[1] GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction.
[2] This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction.
[3] Consists of acquisition, integration, and divestiture-related costs.
[4] Consists of severance and facility action costs as well as stock based compensation.

DELL Technologies

22

SUPPLEMENTAL NON-GAAP MEASURES1 $ in millions 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Consolidated GAAP net loss (739) (851) (133) (538) (461) Non-GAAP Adjustments: Amortization of intangibles 1,740 1,734 1,730 1,522 1,526 2 Impact of purchase accounting 406 366 351 222 215 Transaction costs3 138 86 87 166 104 Other corporate expenses4 247 333 273 269 276 Aggregate adj for income taxes (680) (469) (1,010) (467) (311) Total adjustments to net income 1,851 2,050 1,431 1,712 1,810 Consolidated Non-GAAP net income 1,112 1,199 1,298 1,174 1,349 1 GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction. 2 This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction. 3 Consists of acquisition, integration, and divestiture-related costs. 4 Consists of severance and facility action costs as well as stock based compensation. 23

SUPPLEMENTAL NON-GAAP MEASURES1 $ in millions 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Consolidated GAAP revenue 19,521 19,556 21,963 21,356 22,942 Non-GAAP Adjustments: Impact of purchase accounting2 335 295 284 187 180 Non-GAAP revenue 19,856 19,851 22,247 21,543 23,122 1 GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction. 2 This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction. 24

SUPPLEMENTAL NON-GAAP MEASURES1 $ in millions 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Consolidated GAAP gross margin 4,968 5,220 5,892 5,878 6,123 Non-GAAP Adjustments: Amortization of intangibles 920 914 910 710 718 Impact of purchase accounting 2 348 307 292 193 185 Transaction costs 3 10 5 2 116 21 Other corporate expenses4 13 28 38 22 19 Total adjustments to gross margin 1,291 1,254 1,242 1,041 943 Non-GAAP gross margin 6,259 6,474 7,134 6,919 7,066 1 GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction. 2 This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction. 3 Consists of acquisition, integration, and divestiture-related costs. 4 Consists of severance and facility action costs as well as stock based compensation. 25

SUPPLEMENTAL NON-GAAP MEASURES1 $ in millions 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Consolidated GAAP operating expenses 5,633 5,630 5,961 6,031 6,136 Non-GAAP Adjustments: Amortization of intangibles (820) (820) (820) (812) (808) Impact of purchase accounting 2 (58) (59) (59) (29) (30) Transaction costs 3 (128) (81) (85) (50) (83) Other corporate expenses 4 (234) (305) (235) (247) (257) Total adjustments to operating expenses (1,240) (1,265) (1,199) (1,138) (1,178) Non-GAAP operating expenses 4,393 4,365 4,762 4,893 4,958 1 GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction. 2 This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction. 3 Consists of acquisition, integration, and divestiture-related costs. 4 Consists of severance and facility action costs as well as stock based compensation. 26

SUPPLEMENTAL NON-GAAP MEASURES1 $ in millions 2Q’18 3Q’18 4Q’18 1Q’19 2Q’19 Consolidated GAAP operating income (loss) (665) (410) (69) (153) (13) Non-GAAP Adjustments: Amortization of intangibles 1,740 1,734 1,730 1,522 1,526 Impact of purchase accounting 2 406 366 351 222 215 Transaction costs 3 138 86 87 166 104 Other corporate expenses 4 247 333 273 269 276 Total adjustments to operating income 2,531 2,519 2,441 2,179 2,121 Non-GAAP operating income 1,866 2,109 2,372 2,026 2,108 1 GAAP results will include substantial non-cash purchase accounting adjustments for the next several years related to the EMC merger transaction. 2 This amount includes the non-cash purchase accounting adjustments related to the EMC merger transaction and the going-private transaction. 3 Consists of acquisition, integration, and divestiture-related costs. 4 Consists of severance and facility action costs as well as stock based compensation. 27

APPENDIX C ASC 606 RECAST P&L SUMMARY 28

RECAST GAAP P&L SUMMARY $ in millions FY’17 1Q’18 2Q’18 3Q’18 4Q’18 FY’18 1Q’19 2Q’19 Revenue 62,164 18,000 19,521 19,556 21,963 79,040 21,356 22,942 Products 51,057 13,634 15,102 15,120 17,395 61,251 16,671 18,149 Services 11,107 4,366 4,419 4,436 4,568 17,789 4,685 4,793 Cost of Revenue 48,515 13,543 14,553 14,336 16,071 58,503 15,478 16,819 Products 43,388 11,823 12,775 12,573 14,262 51,433 13,606 14,943 Services 5,127 1,720 1,778 1,763 1,809 7,070 1,872 1,876 Gross Margin 13,649 4,457 4,968 5,220 5,892 20,537 5,878 6,123 Products 7,669 1,811 2,327 2,547 3,133 9,818 3,065 3,206 Services 5,980 2,646 2,641 2,673 2,759 10,719 2,813 2,917 GM as % of revenue 22.0% 24.8% 25.4% 26.7% 26.8% 26.0% 27.5% 26.7% Operating Expenses 16,039 5,729 5,633 5,630 5,961 22,953 6,031 6,136 Operating Loss (2,390) (1,272) (665) (410) (69) (2,416) (153) (13) OpInc (Loss) as a % of revenue -3.8% -7.1% -3.4% -2.1% -0.3% -3.1% -0.7% -0.1% Net Income (3,074) (1,203) (739) (851) (133) (2,926) (538) (461)

RECAST NON-GAAP P&L SUMMARY $ in millions FY’17 1Q’18 2Q’18 3Q’18 4Q’18 FY’18 1Q’19 2Q’19 Revenue 63,316 18,355 19,856 19,851 22,247 80,309 21,543 23,122 Products 51,357 13,689 15,152 15,153 17,427 61,421 16,688 18,167 Services 11,959 4,666 4,704 4,698 4,820 18,888 4,855 4,955 Cost of Revenue 45,835 12,554 13,597 13,377 15,113 54,641 14,624 16,056 Products 40,879 10,858 11,833 11,644 13,325 47,660 12,770 14,197 Services 4,956 1,696 1,764 1,733 1,788 6,981 1,854 1,859 Gross Margin 17,481 5,801 6,259 6,474 7,134 25,668 6,919 7,066 Products 10,478 2,831 3,319 3,509 4,102 13,761 3,918 3,970 Services 7,003 2,970 2,940 2,965 3,032 11,907 3,001 3,096 GM as % of revenue 27.6% 31.6% 31.5% 32.6% 32.1% 32.0% 32.1% 30.6% Operating Expenses 11,534 4,376 4,393 4,365 4,762 17,896 4,893 4,958 Operating Income 5,947 1,425 1,866 2,109 2,372 7,772 2,026 2,108 OpInc as a % of revenue 9.4% 7.8% 9.4% 10.6% 10.7% 9.7% 9.4% 9.1% Adjusted EBITDA 6,775 1,795 2,180 2,441 2,718 9,134 2,383 2,459 Adj EBITDA as a % of revenue 10.7% 9.8% 11.0% 12.3% 12.2% 11.4% 11.1% 10.6%

RECAST SUMMARY BY BUSINESS UNIT

$ in millions	FY'17	1Q'18	2Q'18	3Q'18	4Q'18	FY'18	1Q'19	2Q'19
Revenue								
CSG	36,509	9,048	9,866	9,829	10,475	39,218	10,271	11,128
ISG	22,070	6,961	7,467	7,535	8,954	30,917	8,667	9,227
VMware	3,543	1,818	1,984	1,933	2,259	7,994	2,028	2,194
Reportable Segment Net Revenue	**62,122**	**17,827**	**19,317**	**19,297**	**21,688**	**78,129**	**20,966**	**22,549**
Other businesses	1,153	529	543	557	566	2,195	579	574
Unallocated transactions	41	(1)	(4)	(3)	(7)	(15)	(2)	(1)
Impact of purchase accounting	(1,152)	(355)	(335)	(295)	(284)	(1,269)	(187)	(180)
Total GAAP Revenue	**62,164**	**18,000**	**19,521**	**19,556**	**21,963**	**79,040**	**21,356**	**22,942**
Operating Income (Loss)								
CSG	1,751	325	528	630	561	2,044	533	425
ISG	2,920	506	647	870	1,045	3,068	939	1,012
VMware	1,516	611	728	634	836	2,809	613	736
Reportable Segment Operating Income	**6,187**	**1,442**	**1,903**	**2,134**	**2,442**	**7,921**	**2,085**	**2,173**
Other businesses	(42)	(23)	(29)	(19)	(54)	(125)	(50)	(49)
Unallocated transactions	(198)	6	(8)	(6)	(16)	(24)	(9)	(16)
Impact of purchase accounting	(2,266)	(423)	(406)	(366)	(351)	(1,546)	(222)	(215)
Authorization of intangibles	(3,681)	(1,776)	(1,740)	(1,734)	(1,730)	(6,980)	(1,522)	(1,526)
Transaction related expense	(1,488)	(191)	(138)	(86)	(87)	(502)	(166)	(104)
Other corporate expense	(902)	(307)	(247)	(333)	(273)	(1,160)	(269)	(276)
Total GAAP Operating Loss	**(2,390)**	**(1,272)**	**(665)**	**(410)**	**(69)**	**(2,416)**	**(153)**	**(13)**
Operating Income Percentage								
CSG - OpInc as a % of revenue	*4.8%*	*3.6%*	*5.4%*	*6.4%*	*5.4%*	*5.2%*	*5.2%*	*3.8%*
ISG - OpInc as a % of revenue	*13.2%*	*7.3%*	*8.7%*	*11.5%*	*11.7%*	*9.9%*	*10.8%*	*11.0%*
VMware - OpInc as a % of revenue	*42.8%*	*33.6%*	*36.7%*	*32.8%*	*37.0%*	*35.1%*	*30.2%*	*33.5%*

31

DELL Technologies

IMPORTANT NOTICES No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock and Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies has filed a registration statement on Form S-4 (File No. 333-226618) containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at http://investors.delltechnologies.com. 32

IMPORTANT NOTICES CONTINUED Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the aforementioned preliminary proxy statement/prospectus that has been filed with the SEC. Dell Technologies Inc. Disclosure Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “aim,” “seek,” and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the “Risk Factors” section of the registration statement containing a preliminary proxy statement/prospectus that has been filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. 33